Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

UDF IV Annual Meeting is Rapidly Approaching – Vote on the WHITE Proxy Card before December 10

Voting “FOR” ONLY the Board’s Four Nominees on the WHITE proxy Card Will Help Ensure that Shareholders Realize the Significant Value Expected from UDF IV’s Transaction with Ready Capital

Troubling Pattern of Value Destruction at NexPoint-Managed Funds Should Raise Concerns for Shareholders

Visit UDFForshareholders.com for Voting Instructions and Other Information

IRVING, Texas, December 4, 2024 - United Development Funding IV (“UDF IV” or the “Trust”) today reminds all shareholders to vote on the WHITE proxy card “FOR” the Board’s four highly qualified nominees - Steven J. Finkle, Lawrence S. Jones, J. Heath Malone and Phillip K. Marshall - in advance of the 2024 Annual Meeting of Shareholders (the “Annual Meeting”), which will be held on December 10, 2024. Shareholders are encouraged to visit UDFForShareholders.com for more information and voting instructions.

As shareholders consider their vote, UDF IV reminds them that:

•	On December 2, UDF IV announced that it has entered into an agreement to be acquired by Ready Capital Corporation (RC) (“Ready Capital”), a leading multi-strategy real estate finance company. UDF IV shareholders may receive up to $5.89 per share as a result of the transaction with Ready Capital through a combination of pre-closing distributions of UDF IV’s balance sheet cash up to $2.44 per share; 0.416 shares issued by Ready Capital at the transaction closing per UDF IV share, with an implied value of $3.07 per share based on Ready Capital’s closing share price on November 29, 2024; and contingent value rights issued by Ready Capital at the transaction closing to receive contingent consideration over time estimated to be up to $0.38 per UDF IV share. This consideration is more than five times the bargain basement price of $1.10 per share that NexPoint Real Estate Opportunities, LLC, an indirect subsidiary of NexPoint Diversified Real Estate Trust (NXDT, and collectively with its affiliates, “NexPoint”) offered UDF IV shareholders in its unsuccessful attempt to take control of the Trust just a few years ago.

If NexPoint gains control of the Board and the Trust, NexPoint will be in a position to deprive shareholders of the value and liquidity you will receive from the Ready Capital transaction the current Board has negotiated and approved. Do not be misled – supporting NexPoint’s dissident trustees will enable NexPoint to continue to implement what we expect will be a self-serving, value destructive agenda.

•	NexPoint has not presented a single viable plan that we believe would enhance value. NexPoint’s nominations for a controlling slate of dissident trustees at the Annual Meeting is part of an ongoing, self-interested campaign, which we believe is aimed at extracting the value of the Trust’s portfolio for its own benefit and to the detriment of all other shareholders.

•	There is a troubling pattern of value destruction at funds managed by NexPoint. Shareholders are encouraged to read the full letter which outlines the recent poor performance and stock price declines at NexPoint-managed funds, including:

-	NXDT, which continues to perform poorly, with losses of over $246 million since July 2022 and a 60% share price decline over the two year period ending November 21, 2024; and
-	An affiliated NexPoint-managed fund, Highland Opportunities and Income Fund (HFRO), whose stock price similarly declined approximately 54% over the two year period ending November 21, 2024 and was recently trading near its all-time low.

The Future of Your Investment in UDF IV is at Stake – Vote on the WHITE proxy card TODAY to Protect Your Investment

Remember that only your latest dated proxy counts and that a vote on the green proxy card to “WITHHOLD” on the NexPoint nominees could revoke your votes “FOR” the UDF IV nominees on the WHITE proxy card. Please simply discard any green proxy card sent to you by NexPoint and vote every UDF IV WHITE proxy card you receive as you may hold your shares in multiple accounts.

Shareholders have the opportunity to allow UDF IV to continue its work to protect and enhance shareholder value by reelecting the four independent Trustees - Steven J. Finkle, Lawrence S. Jones, J. Heath Malone and Phillip K. Marshall - who oversee our efforts to protect the value of your investment. We urge you to vote “FOR” ONLY the four nominees proposed by the Board of Trustees on the WHITE proxy card included in the enclosed UDF IV proxy materials.

UDF IV shareholders with questions or who require assistance with respect to voting their shares are encouraged to contact UDF IV’s proxy solicitor:

INNISFREE M&A INCORPORATED

Shareholders may call:

1 (877) 750-9496 (toll-free from the U.S. and Canada) +1 (412) 232-3651 (from other countries)

ADDITIONAL INFORMATION ABOUT THE TRANSACTION WITH READY CAPITAL

The Ready Capital transaction is expected to close in the first half of 2025, subject to the approval of UDF IV shareholders and other customary closing conditions. UDF IV expects to call a special meeting of its shareholders to approve the proposed transaction and to distribute a proxy statement and other documents to its shareholders in connection with the special meeting. Ready Capital expects to file with the SEC a registration statement on Form S-4, containing a prospectus and the UDF IV proxy statement, and other documents with respect to the proposed transaction. The Ready Capital prospectus and the UDF IV proxy statement will contain important information about the proposed transaction and related matters. WE URGE YOU TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE UDF IV PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO EACH OF THEM) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED TRANSACTION. You may obtain free copies of the registration statement, the prospectus and other relevant documents filed by Ready Capital with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital's website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement and other relevant documents made available by UDF IV free of charge on www.udfonline.com.

About United Development Funding IV

United Development Funding IV is a Maryland real estate investment trust. UDF IV was formed primarily to generate current interest income by investing in secured loans and producing profits from investments in residential real estate. Additional information about UDF IV can be found on its website at www.udfiv.com. UDF IV may disseminate important information regarding its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements relating to, among other things, the timing of the closing of the Ready Capital transaction, the estimated amount of the special dividend to be paid to UDF IV’s shareholders, the estimated contingent consideration expected to be paid and the potential future of UDF IV under NexPoint’s control. These forward-looking statements are based on management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this release including, among others, the results of the trustee elections at the Annual Meeting, the risk that the Ready Capital transaction will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement; the inability to obtain UDF IV shareholder approval of the transaction or the failure to satisfy the other conditions to completion of the transaction; risks that will affect the amount of the special dividend to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of contingent consideration, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the proposed transaction; the effect of the announcement of the proposed transaction on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the transaction; and the ability to retain key personnel. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Investor Relations

1-800-859-9338

investorrelations@umth.com

Media Contact:

Mahmoud Siddig / Lucas Pers / Dylan O’Keefe

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8668